UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934

  For the month of May, 2010

  Commission File Number 000-22286

                      Taro Pharmaceutical Industries Ltd.
                (Translation of registrant's name into English)

                   14 Hakitor Street, Haifa Bay 26110, Israel
                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]   Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

On April 30, 2010 the Company notified its shareholders that an Extraordinary General Meeting of the Shareholders will be held on May 21, 2010 for the purpose of considering the termination of the appointment of Kost Forer Gabbay and Kasierer, a member of Ernst & Young Global ("EY") as the Company's independent auditors and appointing Ziv Haft, Certified Public Accountants (Israel), a BDO member firm, in their place.

On May 6, 2010 the Company received a letter from EY which read as follows:

     "This is to confirm that the client-auditor relationship between Taro Pharmaceutical Industries ltd. (Commission File Number 000-22286) and Kost Forer Gabbay and Kasierer, a member of Ernst & Young Global has ceased."


The Company plans to proceed with the Extraordinary General Meeting on May 21st, as previously announced.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 7, 2010

                                       TARO PHARMACEUTICAL INDUSTRIES LTD.

                                       By:  /s/ Ron Kolker
                                            --------------
                                            Name: Ron Kolker
                                            Title: Senior Vice President,
                                             Chief Financial Officer